May 4, 2005


Mail Stop 04-09

Bruce Korman, President
1434 W. 11th Street
Los Angeles, CA 90015

Re:	Cash Technologies, Inc.
	Form 10-KSB for the year ended May 31, 2004
	Forms 10-QSB for the quarters ended August 31, 2004 and November
30, 2004
	File No. 000-24569

Dear Mr. Korman:

We have reviewed your response letter dated March 11, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.


November 30, 2004 and February 28, 2005 Forms 10-QSB
1. We have read and consider your response to comment 4. We note that the pro forma information that you propose to include is for the quarter ended August 31, 2004. As previously requested, your November 30, 2004 Form 10-QSB should reflect the pro-forma results of operations required by Instruction (2)(iv) to Item 310(b) of Regulation S-B for the periods ending November 30, 2004 and November
30, 2003. Also, given the significance of the acquisition, amend your
February 28, 2005 Form 10-QSB as well to include pro forma results of operations for the periods ending February 28, 2005 and February 28,
2004.

Form 8-K/A filed on April 22, 2005

2. Refer to note 10 to the financial statements of Tomco Auto Products, Inc. relating to the inventory valuation. Supplementally reconcile the significant difference between the value reported by Tomco in its financial statements and the value you allocated to this inventory in your purchase accounting.


*    *    *    *

      As appropriate, please amend your Form 10-QSB for the quarter ending November 30, 2004 and February 28, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.



						Sincerely,



Jorge Bonilla
Senior Staff Accountant



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Cash Technologies, Inc.
May 4, 2005
Page 1